                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549



                                   FORM 11-K



                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934



                     For the Year Ended December 31, 2001



                         Commission File Number 1-4582



                             THE PBSJ CORPORATION
      THE PBSJ EMPLOYEE PROFIT SHARING AND STOCK OWNERSHIP PLAN AND TRUST

                       The PBSJ Employee Profit Sharing
                      and Stock Ownership Plan and Trust

              Financial Statements and Supplemental Schedule for
                  The Years Ended December 31, 2001 and 2000

Trustees

Chairman                                Richard A Wickett

Vice Chairman                           John B. Zumwalt

Members of the Board                    Todd J. Kenner

                                        Everett M. Owen

                                        Robert J. Paulsen

                                        Thomas D. Pellarin

                                        Becky S. Schaffer

                                        Judith A. Squillante

Plan Administration

Administrator                           W. Scott DeLoach

Secretary                               Ana C. Quinones

                      The PBSJ Employee Profit Sharing and
                         Stock Ownership Plan and Trust


Partners for Profit

The Plan was established to reward employees who helped to create Company profits for their long and loyal service to PBS&J. The Company recognizes the contributions made to its successful operation by its employees; consequently, the Company has been sharing profits with its employees since the Plan was started 38 years ago. Every employee's job and performance can help create and build the Company's profit, which in turn benefits each employee. Company profit builds a stronger PBS&J, with even better job opportunities for our future. A large part of our Company profit is invested right back into PBS&J to do many things such as buy new equipment, increase working capital and make other improvements that help your Company grow. The Plan's primary goal is to encourage employees to become stronger "Partners for Profit" through the opportunity to share in what they help to build. That's why the Plan includes an Employee Stock Ownership feature (ESOP) so that all plan participants can enjoy the benefits of stock ownership.

Savings for the Future

The Company also recognizes that its employees' financial health translates into corporate financial strength. In order to provide an incentive for saving funds for retirement and/or financial protection, the Company matches a percent of each participant's deferred compensation plus additional discretionary (profit sharing) contributions it makes to the Plan, The Plan is a qualified defined contribution Plan (401k Plan); consequently, all employee contributions and subsequent Plan earnings are exempt from income tax until withdrawn. Participants can contribute up to 100% of their eligible compensation with a maximum annual limitation of $11,000 in the year 2002. The tax-deferred advantages of the Plan enable participants to build savings at a faster rate than with after-tax savings. The Plan also accepts "roll-overs" from other qualified plans. The combination of Plan earnings, required employee contributions, and the Company's matching and discretionary contributions, and the compounding effect each has on the other, is what will enable our employees to save for the future, provide financial protection and create future retirement security.

Diversification of Investments

The Company is also aware of the diversity of its employees' personal needs regarding the various opportunities, which exist in today's financial arena. Consequently, the Plan offers participants the ability to match their own levels of comfort (risk vs. return) with certain types of investment options. Participants can direct a portion of their account into different funds through STI Capital Management, N.A. During 2001, the Company selected INVESCO Retirement, Inc. a subsidiary of AMVESCAP PLC as record keeper and custodian for the plan effective January 2, 2002. Participants can direct a portion of their account into sixteen selections and a self directed brokerage option; several from INVESCO, AIM, and American Funds, single selections from MFS and Neuberger Berman Funds and a Trustee-directed option - the General Trust Fund. Since each fund has its own distinct investment objective, policies and strategies, there is a variety of choices from which participants can select to match their personal financial goals.


Loans to Participants

The Plan grants loans to requesting Participants not to exceed 50% of their vested interest or a maximum of $ 50,000 (further limitations may apply depending on the investment selections). Interest on Plan loans is calculated at a rate of prime (as published in the Wall Street Journal) plus 1%. Loans are subject to repayment within five years with the exception of loans used for home acquisition, which may be extended to ten years. A loan fee of $ 100.00 will apply to each new loan.

Performance Results for Period Ending
December 31, 2001

          Fund Name                                Percentage

PBS&J Company Stock                                   32.5%
Trustee Directed Investments (GTF)                   -13.4%
AIM Constellation Fund (Class A)                     -23.6%
AIM Balanced (Class A)                               -11.3%
Fidelity Advisor Equity Growth Fund (Class T)        -18.2%
Franklin Small Cap Growth Fund (Class A)             -20.3%
Janus Adviser Worldwide Growth Fund                  -21.1%
Janus Adviser Growth Fund                            -23.2%
Putnam International Growth Fund (Class A)           -19.8%
Putnam New Opportunities Fund (Class A)              -30.1%
Putnam Investors Fund (Class A)                      -24.8%
Putnam for Growth & Income (Class A)                  -6.4%
George Putnam of Boston (Class A)                      0.5%
STI Classic International Equity Index Fund (T)      -23.5%
STI Classic International Equity Fund (T)            -17.7%
STI Classic Small Cap Growth Stock Fund (T)           -0.8%
STI Classic Small Cap Value Equity Fund (T)           21.2%
STI Classic Mid-Cap Equity Fund (T)                    2.4%
STI Classic Capital Appreciation Fund (T)             -6.5%
STI Classic Value Income Stock Fund (T)               -1.0%
STI Classic Balanced Fund (T)                          0.2%
STI Classic Investment Grade Bond (T)                  9.1%
Sun Trust Employee Benefit Stable Asset Fund           5.5%
STI Classic Prime Quality Money Market Fund            3.7%
Vanguard 500 Index                                   -12.0%

COMPARATIVE INDICES:
S & P 500 Stock Index (w/divs)                       -11.9%
Dow Jones (w/divs)                                    -5.4%
NASDAQ Composite                                     -21.1%

Source:  Morningstar and STI Capital Management N.A.
Investment results reflect past performance and are not indicative of future performance.
Performance results listed above are net of fees, except those of the SunTrust Employee Benefit Stable Asset Fund.

              Report of Independent Certified Public Accountants

                    [LETTERHEAD OF PRICEWATERHOUSECOOPERS]


To the Trustees of
The PBSJ Employee Profit Sharing and Stock Ownership Plan and Trust:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of the PBSJ Employee Profit Sharing and Stock Ownership Plan and Trust (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.
These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year), reportable transactions and non-exempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management.

The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

June 11, 2002

                     The PBSJ Employee Profit Sharing and
                        Stock Ownership Plan And Trust

Statements of Net Assets Available for Plan Benefits December 31, 2001 and 2000

Assets

                                                   2001         2000

    Trustee-Directed Investments (Note 6)      45,776,348     35,073,197
      Participant-Directed Investments         77,651,045     73,848,749
                                            -------------    -----------

                                            $ 123,427,393   $108,921,946
                                            =============   ============


Liabilities and Net Assets Available For Plan Benefits


    Liabilities                             $       3,004   $      6,291
    Net assets available for Plan benefits    123,424,389    108,915,655
                                            -------------   ------------

                                            $ 123,427,393   $108,921,946
                                            =============   ============

The accompanying notes are an integral part of these financial statements.

                     The PBSJ Employee Profit Sharing and
                        Stock Ownership Plan And Trust

 Statements of Changes in Net Assets Available for Plan Benefits for the Year
                            Ended December 31, 2001


Additions

Employee contributions                                           $  10,868,190
Employer contributions                                               4,000,000
Net appreciation in fair value of PBS&J common stocks               16,941,642
Interest and dividend income                                           183,456
Rental income                                                           73,916
Increase in cash surrender value of life insurance                      13,811
                                                                 -------------

       Total Additions                                              32,632,408
                                                                 =============

Deductions

Benefit payments                                                    10,751,080
Net depreciation in fair value of mutual funds                       7,347,551
Insurance premiums, net of dividends                                    17,239
General and administrative expenses                                      7,804
                                                                 -------------

       Total Deductions                                             18,123,674
                                                                 =============

       Net Increase                                                 14,508,734

   NET ASSETS AVAILABLE FOR PLAN BENEFITS AT BEGINNING OF YEAR     108,915,655

   NET ASSETS AVAILABLE FOR PLAN BENEFITS AT END OF YEAR         $ 123,424,389

The accompanying notes are an integral part of these financial statements.

                         Notes to Financial Statements

1.   Plan Description                                                       2001

The following description of The PBSJ Employee Profit Sharing and Stock Ownership Plan & Trust (the "Plan") is provided for general informational purposes only. More complete information is contained in the Plan document, which is available to all participants upon request.

A.  General

The Plan (originally created in 1963) is a qualified plan under Section 401(k) of the Internal Revenue Code and is classified as a defined contribution plan (profit sharing plan). The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The primary purpose of the Plan is to provide employees of The PBSJ Corporation and substantially all of its subsidiaries (the "Employer/Company"), with financial benefits upon retirement. In addition, the Plan provides a vehicle for regular savings, profit-sharing, dollar-averaging and diversification of investments. All employees are eligible to participate in the Plan on their date of hire.

B.  Contributions

Participants must contribute annually a minimum of 2% of eligible compensation, as defined in the Plan, not to exceed the lesser of 19% of eligible compensation or $10,500. Participants may also contribute amounts representing distributions from other qualified retirement plans. The Employer's matching contribution is equal to 50% of the first 6% contributed by each participant. Discretionary amounts can be contributed by the Employer in Company stock or cash. The Employer made cash discretionary contributions in 2001 and 2000.

C.  Participant Accounts and Forfeitures

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contribution and (b) a pro rata portion of Plan income and expense. Allocations are based on participants' account balances as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeitures of the non-vested portion of the participants' accounts related to the Company's contributions are allocated to the remaining participants based on their respective ownership interests in the Plan. Forfeitures allocated to the remaining participants amounted to approximately $175,346 for the year ended December 31, 2001.

D.  Vesting

Participants are immediately vested 100% in their contributions, plus actual earnings thereon. Vesting in the Employer's matching and discretionary (profit sharing) contribution portion of their account, plus actual earnings thereon, is based on years of service. Vesting occurs at the rate of 10% per year during the first four years of service; then at 20% per year for the next three years. A participant is 100% vested after seven years of credited service.

E.  Benefits

On termination of service, a participant is eligible to receive an amount equal to the value of their vested interest as either a lump-sum distribution or a direct roll-over payment to another qualified retirement plan and/or a traditional individual retirement arrangement (IRA) rollover account.

F.  Plan Conversion

During 2001,the Company elected to transfer all assets of the plan to INVESCO Retirement, Inc., the new record keeper and custodian, effective January 2, 2002. Pursuant to this transfer, all mutual fund holdings were liquidated on December 31, 2001 and are being presented as non-interest bearing cash in the financial statements. On January 2, 2002, the new Custodian used the proceeds from this liquidation to purchase new mutual funds with similar investments characteristics to those previously held.

G.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA and the Internal Revenue Code. In the event of Plan termination, all participants will become 100 percent vested in their accounts.

2.   Summary of Significant Accounting Policies

A.  Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

B.  Investment Value and Income Recognition

Investments in mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The investment in The PBSJ Corporation common stock is valued based on an Independent Fair Market Value appraisal at September 30, 2001, as prepared in accordance with the Corporation's By-Laws. Real estate is carried at its fair value as determined by annual independent appraisals. Mortgage notes and participants' loans receivable are carried at outstanding principal amount plus accrued interest, which approximates fair value.

Purchases and sales of investments are recorded on a trade date basis. Interest income is recorded as earned on an accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents, in the statement of changes in net assets available for Plan benefits, the net appreciation/depreciation in the fair value of its investments which consists of the realized gain or losses and the unrealized appreciation/ depreciation on those investments.

The Plan provides for various investment options in any combination of mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for Plan benefits and the statement of changes in net assets available for Plan benefits.

C.  Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to utilize estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the changes in net assets during the reporting period. In the determination of all significant estimates related to the Plan's assets, management places reliance on independent quotations and third party appraisals. Actual results could differ from those estimates.

D.  Tax Status

On August 20, 1996, the Company received from the Internal Revenue Service a favorable letter of determination with respect to the 1994 restatement of the Plan Document, resulting in a continuation of its tax-exempt status in accordance with the applicable requirements of the Internal Revenue Code (IRC).

E.  Participants' Loans Receivable

Participant loans are granted up to 50% of a participant's vested account balance. This maximum may be lowered at the discretion of the Trustees. The loans are collateralized by the balance in the participant's account and interest is calculated daily at a rate of 1% over the commercial prime rate (5.75% and 9.5% as of December 31, 2001 and December 31,2000, respectively). Participant loans are subject to repayment within five years with the exception of loans used to acquire a personal residence. Such loans may extend to a term of not more than ten years. Principal and interest is paid ratably through semi-monthly payroll deductions.

F.  Payment of Benefits

Benefits are recorded when paid.

G.  Administrative Expenses

The Company may charge the Plan for administrative expenses incurred on behalf of the Plan. A portion of the cost of administration was paid by the Plan during 2001 and 2000.

3.   Stocks and Mutual Funds

Investments making up more than 5% of net assets available for Plan Benefits are as follows:

                                Fair Value
                                                           2001         2000

The PBSJ Corporation Common Stock                      $58,792,715   $51,219,212
The Vanguard Group
  500 Index                                                 *          9,527,386
Putnam Investment Management, Inc.
  Investors                                                 *          6,788,826
  New Opportunities                                         *          5,994,738
  Cash (interest bearing investment)                    10,464,719         *
  Cash (non-interest bearing investment)                47,149,700         *

During 2001, departing participants elected to sell 71,500 and 104,130 Company shares (PBSJ Corp. stock) at $10.72 and $14.20 per share, respectively. During 2000, departing participants elected to sell 30,315 and 24,190 Company shares at $39.10 and $53.60 per share, respectively.

*Investments do not represent 5% or more of net assets available for Plan benefits at December 31, 2001 or December 31, 2000.

4.   Mortgage Note Receivable

Mortgage note receivable consists of the following:

                                                            2001      2000
SES Group - Granada Associates, Ltd. (a Florida Limited
Partnership), mortgage bond collateralized by property
(subordinated to first mortgage financing), the note
includes 14% interest of which 10% is due bimonthly and
4% is deferred until January 31, 2003 or upon
refinancing/sale of underlying property, principal
payment of $3,000 due bimonthly and a balloon payment
of $517,500 is due at January 31, 2003.                   $540,000  $554,000
                                                          ========  ========

5.   Real Estate

Real estate is summarized as follows:

                                              Appraised Value       Cost
                                              2001       2000

Jack-in-the-Box investment                  $600,000   $415,800   $210,000
Fort Myers parking lot                             -    145,800     55,613
                                            --------  ---------  ---------

                                            $600,000   $561,600   $265,613
                                            ========  =========  =========
Jack-in-the-Box Investment

The Plan owns land and a building located in Alvin, Texas. The building is currently under a five year net lease to Ralston Purina Company which expires January 31, 2004. Foodmaker, a subsidiary of Ralston Purina Company, operates a fast-food restaurant on the premises. Annual lease payments total $14,850 plus additional percentage rentals should gross sales exceed a certain amount. During 2001, the Plan received additional percentage rentals of $50,498.

Fort Myers Parking Lot

The Plan sold a one-acre lot in Fort Myers, Florida on May 18/th/, 2001 for $144,147. Rental income was $8,568 during 2001.

6.   Trustee-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                              December 31,
                                                           2001          2000
Trustee-Directed Investments:
Common stock (PBSJ Corp.)                              $13,898,847   $   9,324,059
Mutual funds1                                                    -      15,997,264
Participants' loans receivable                           4,915,493       3,511,007
Real Estate at appraised value                             600,000         561,600
Mortgage note receivable                                   540,000         554,000
Cash (interest bearing investment)                      10,464,719       5,003,775
Cash (non-interest bearing investment)                  14,754,541              --
Other receivables                                          602,748         121,492
                                                       ---------------------------

Total Trustee-Directed Investments                     $45,776,348   $  35,073,197
                                                       ===========================

                                                                 December 31, 2001
Changes in net assets attributable to Trustee-Directed Investments
Employee contributions                                               $   5,745,551
Employer contributions                                                   4,000,000
Net appreciation in fair value of PBS&J common stocks                    3,618,984
Interest and dividend income                                               551,393
Rental income                                                               73,916
Net depreciation in fair value of mutual funds                          (3,806,592)
Net depreciation in fair value of real estate                              183,456
Benefits paid to participants                                           (4,933,647)
General and administrative expenses                                         (7,804)
Transfers to participant-directed accounts                               5,277,894
                                                                     -------------

Total Changes in Trustee-Directed Investments                        $  10,703,151
                                                                     =============

7.   Inactive Participants

Vested benefits of participants who had terminated plan participation as of December 31, 2001, who had not yet been paid these benefits as of the end of the Plan year amounted to $15,093,090.

                     The PBSJ Employee Profit Sharing and
                        Stock Ownership Plan And Trust

Schedule of Assets (Held At End of Year)

(a)     (b) Identity of Issuer          (c) Description of Investment Including Maturity Date      (d) Cost     (e) Current Value
                                        Rate of Interest, Collateral, Par of Maturity Value

        Trustee Directed
*       The PBSJ Corporation Common Stock
        ESOP Stock                    978,792.0483 Shares                                           $6,587,417  $ 13,898,847

*         Participants' loans receivable
                                        Participants, various amounts and maturities, 1% over        4,915,493     4,915,493
                                        Commercial prime rate (5.75% as of 12-31-01)

        Real Estate
         Jack-in-the-Box                Building under lease; monthly lease payment of              $  210,000  $    600,000
                                        $1,238
        Mortgage Note Receivable
        SES Group - Granada
        Associates, Ltd.
        (a Florida Limited Partnership) Interest at 14% due in bi-monthly installments, with           540,000       540 000
                                        Payment of principal plus a pro rata share of
                                        Appreciated Value upon sale of the property,
                                        collateralized by real Property, and matures on
                                        01-31-03
        Interest-bearing cash account
        SunTrust                        Corporate Cash Management Account                           10,464,719    10,464,719

        Non-interest bearing cash                                                                   14,754,541    14,754,541
                                                                                                   -------------------------

        Total Investment Assets                                                                     37,472,170    45,173,600
                                                                                                   -------------------------

        Other Receivables                                                                              602,748       602,748
                                                                                                   -------------------------

        Total Trustee-Directed Investment Assets                                                    37,989,871    45,776,348
                                                                                                   -------------------------

        Participant-Directed
*       The PBSJ Corporation Common Stock
        Employee-Directed                                        3,161,540 Shares                           **  $ 44,893,868
                                                                                                                ------------

        Annuities
        The National Western Life Ins. Co.                       Participants, numerous annuities           **        46,925
                                                                                                                ------------

        Cash Surrender value of life insurance
         Anchor National Life Insurance Co.             Participants, numerous insurance policies           **         7,050

         The Pacific Ins. Co.                           Participants, numerous insurance policies           **       308,043
                                                                                                                ------------

         Total Cash Surrender Value of Life Insurance                                                       **       315,093
                                                                                                                ------------

         Non-interest bearing cash                                                                          **    32,395,159
                                                                                                                ------------

         Total Participant-Directed Investment Assets                                                       **    77,651,045
                                                                                                                ------------
         Total Assets                                                                                           $123,427,393
                                                                                                                ============

*Party-in-Interest to the Plan
** Cost omitted for participant directed investments.

The PBSJ Employee Profit Sharing and
Stock Ownership Plan And Trust

Schedule of Reportable Transactions * for the Year Ended December 31, 2001

a) Identity of    (b) Description (c) Purchase  (d) Selling  (e) Lease   (f) Expense incurred  (g) Cost of  (h) Value of (i) Net
   Party              of Asset        Price         Price        Rental      with Transaction       Asset       Asset        +/-
Putnam Investment New
                  Opportunities    ------        2,230,202     ------      ------                 5,199,112     ------     (959,999)

Putnam Investment Investor Fund    ------        3,329,896     ------      ------                 5,143,081     ------   (1,098,433)

Putnam Investment International
                  Growth           ------        1,820,307     ------      -------                2,834,819     ------     (449,107)

Vanguard Investments 500 Index Fund  2,563,870   5,617,897     ------      -------                6,824,813     ------     (715,856)

*Transaction (or a series of transactions during the year ended December 31, 2001 involving an amount in excess of 5% of Plan value at the beginning of Plan year.


Schedule of Non-exempt Transactions * for the Year Ended December 31, 2001

(a) Identity    (b) Relationship   (c) Description of      (d) Purchase    (e) Selling  (f) Interest/   (g) Expense    (h) Cost
    of Party        to Plan            Transaction             Price           Price        Rental          Incurred       of
                                                                                                            with           Asset
                                                                                                            Transaction
The PBSJ        Company/               The Plan owns            $15,501,463     ----          -----          -----     $15,501,463
Corporation     Employer               4,140,332.0483
                                       shares of
                                       common stock of
                                       the company.


The PBSJ        Company/               The Plan leased a            55,613      ----         $1,617          -----           -----
Corporation     Employer               portion of the
                                       property known as
                                       the Fort Myers
                                       parking lot to the
                                       employer under an
                                       annual lease.


Employees of    Participants           The Plan is owed          4,915,493      ----            ***           ----            ----
Participating                          $4,915,493 by
Employers                              participants in
                                       various amounts
                                       and maturities at
                                       1% over the
                                       commercial
                                       prime rate.



(a) Identity     (i) Value             (j) Net Gain
    of Party         of                    (or loss)
                     Asset
The PBSJ           $58,792,715               ----
Corporation





The PBSJ                    **               ----
Corporation







Employees of         4,915,493               ----
Participating
Employers

* Transactions involving plan assets and a party known to be a party-in-interest.
** The property was sold on May 18, 2001
*** Principal and interest due monthly in varying installments (interest of $303,744 in 2001).

Pursuant to the requirements of the Securities Exchange Act of 1934, The PBSJ Employee Profit Sharing and Stock Ownership Plan and Trust has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

The PBSJ Employee Profit Sharing and Stock Ownership Plan and Trust


   By: /s/ Richard A. Wickett
       ----------------------
       Richard A. Wickett
       Chairman


June 21, 2002

EXHIBIT INDEX


Exhibits
--------

23   Consent of Independent Accountants
     (provided electronically)